

May 9, 2011

Via Facsimile
Gregg W. Steinhafel
President and Chief Executive Officer
Target Corp.
1000 Nicollet Mall
Minneapolis, MN 55403

> **Re:** **Target Corp.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 11, 2011**
> **File No. 1-6049**

Dear Mr. Steinhafel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Analysis of Operations, page 15
Retail Segment, page 15

1. We note your presentation of consolidated EBITDA and EBIT and related margins rates in the tables. We also note that EBIT is the measure of segment profit or loss of the retail segment reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess performance. However, we note that

the measure of segment profit or loss of the credit card segment and on a consolidated basis reflects a reduction of EBIT for interest expense on nonrecourse debt collateralized by credit card receivables. As such, it appears that consolidated EBITDA and EBIT and related margin rates are non-GAAP financial measures, and that you should provide a reconciliation of EBITDA and EBIT to net income reported for each year and disclosures required by Item 10(e) of Regulation S-X. Please revise or advise.

Item 8. Financial Statements and Supplementary Data, page 31

Notes to Consolidated Financial Statements, page 37

10. Credit Card Receivables, page 42
Allowance for Doubtful Accounts, page 42

2.   We note that your allowance for doubtful accounts represents an amount equal to the anticipated future write-offs of existing receivables, which includes provisions for uncollectible finance charges and other credit-related fees, but that write-offs exclude accrued and unpaid finance charges. We also note from your disclosure in note 2 on page 37 that uncollected finance charges and late fees are recorded as a reduction of credit card revenues when accounts are written off. Please tell us how write-offs of uncollectible finance charges and other credit-related fees is considered in the table and how the allowance provisions related to uncollectible finance charges and late fees is relieved when accounts are written off.

3.   Please tell us your consideration of disclosing the information about impaired loans at the end of each period including (i) the total recorded investment in impaired loans, (ii) the amount of the recorded investment in impaired loans for which there is a related allowance for credit losses and the amount of that allowance and (iii) the amount of the recorded investment in impaired loans for which there is no related allowance for credit losses. Please refer to ASC 310-10-50-15.

11. Inventory, page 44

4.   Please tell us your consideration of disclosing the excess of replacement or current cost over stated LIFO value. Please refer to paragraph 6(c) of Rule 5-02 of Regulation S-X.

18. Commitments and Contingencies, page 46

5.   We note that you have recorded reserves for probable and estimable losses on claims and litigation arising in the ordinary course of business. Please tell us your consideration of providing an estimate of the possible loss or range of loss in excess of amounts accrued and/or providing a statement that such estimates cannot be made. Please also tell us why the investigation by the EPA disclosed in Item 3 on page 10 is not disclosed in the notes

to financial statements and whether a loss is probable and reasonably estimable. Please refer to ASC 450-20-50.

19. Notes Payable and Long-Term Debt, page 47

6.   We note that your credit facility contains a debt leverage covenant. Please tell us whether this covenant limits the payment of dividends. If so, please tell us what consideration you gave to the disclosure requirements of Rule 4-08(e)(1) of Regulation S-X.

28. Segment Reporting, page 64

7.   Please tell us your consideration of disclosing revenues for each group or category of products and services. Please refer to ASC 280-10-50-40.

29. Quarterly Results (Unaudited), page 64

8.   Please tell us your consideration of disclosing gross profit in accordance with item 302(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief

cc: Tim Baer
       EVP and General Counsel